For Immediate Release

Nordion Reports Second Quarter 2011 Financial Results

Continued progress in value-creating business initiatives

Nordion Highlights:

•	Strong second quarter year-over year TheraSphere® revenue growth of 47%
•	Second quarter Sterilization Technologies revenue boosted by shipment of production irradiator
•	Received U.S. FDA approval to proceed with TheraSphere® Phase III trials for primary and metastatic liver cancer

Nordion reports in U.S. dollars unless otherwise specified

OTTAWA, CANADA – June 7, 2011 – Nordion Inc. (TSX: NDN) (NYSE: NDZ), a leading provider of products and services to the global health sciences market, announced today second quarter 2011 revenues from continuing operations of $68.3 million, up 32% from $51.8 million in the second quarter 2010. Income from continuing operations was $6.8 million ($0.11 earnings per share), compared with a loss from continuing operations of $49.0 million ($0.48 loss per share) in the second quarter 2010.

“Nordion made solid progress during the second quarter, advancing value-creating initiatives, and increasing the diversification of revenue across our product portfolio,” said Mr. Steve West, Chief Executive Officer, Nordion Inc. “We’re very pleased with TheraSphere’s growth and the reliable cash flow generation from our Sterilization Technologies business.”

“On the Medical Isotopes front, we await the outcome of the planned National Research Universal (NRU) reactor inspection and anticipate being in a stronger competitive position following the restart,” continued Mr. West.

Key Q2 2011 Events:
•	On March 10, 2011, Nordion announced the appointment of Janet Woodruff and Sean Murphy to its Board of Directors.
•
On March 23, 2011, Nordion announced that the U.S. Food and Drug Administration approved the Company’s application to proceed with Phase III TheraSphere® trials for hepatocellular carcinoma and metastatic liver cancer.

•
On March 28, 2011, Nordion shared results from the first multi-site, Phase II clinical trial to evaluate TheraSphere® for treatment of metastatic liver cancer. Initial analysis of trial data led researchers to suggest that TheraSphere® is a safe, well-tolerated treatment for patients with liver metastasis.

•	On March 31, 2011, Nordion completed the divestiture of its Belgian operations, MDS Nordion S.A., excluding the TheraSphere® business in Europe.
•	On April 1, 2011, Nordion paid its initial quarterly cash dividend of $0.10 per share.
•	As of April 30, 2011, Nordion had repurchased 2.8 million common shares at a cost of $32.7 million.

Subsequent to the quarter:
•	On May 15, 2011, a 33-day planned outage started at the NRU reactor
•	On June 6, 2011, Nordion announced it had secured a three-year revolving, committed credit facility for $75 million

Second Quarter 2011 Results
As of the second quarter fiscal 2011the divested Belgian financial results are reported under discontinued operations in current and comparative period.

Consolidated Financial Results
	Three months ended April 30		Six months ended April 30
(thousands of U.S. dollars, except when noted)	2011	2010	2011	2010
Revenues	$68,258	$51,764	$133,220	$92,457

Gross margin	52%	51%	53%	51%

Operating income (loss) from continuing operations	$8,406	$(49,054)	$41,142	$(89,584)

Loss from discontinued operations, net of income taxes	$(14,291)	$(40,794)	$(18,243)	$(143,086)

Net (loss) income	$(7,478)	$(89,771)	$14,067	$(232,618)

Basic earnings (loss) per share from continuing operations	$0.11	$(0.48)	$0.49	$(0.80)

Cash and cash equivalents	$63,892	$133,577	$63,892	$133,577

Share buyback (thousands of shares)	2,522	52,941	2,838	52,941

Weighted average number of Common shares outstanding – basic (thousands of shares)	64,552	102,505	65,843	111,321

•	Consolidated revenue from continuing operations in the second quarter 2011 were $68.3 million, up

$16.5 million or 32%, compared with the second quarter 2010. The increase was primarily due to increased revenues from reactor isotopes in the Medical Isotopes segment as a result of the NRU reactor resuming operations in August 2010, and higher Targeted Therapies revenues primarily due to increased shipments of TheraSphere®. Sterilization Technologies partially offset the increase with lower cobalt-60 (Co-60) revenue due to timing of usual fluctuations in the shipments of Co-60 to customers.

•	Gross margin was 52%, compared with 51% in the second quarter of the previous fiscal year due to the NRU reactor resuming operations.
•
Operating income from continuing operations in the second quarter 2011 was $8.4 million, up from a loss of $49.1 million in the second quarter 2010. Improved segment earnings from Medical Isotopes and Targeted Therapies and lower corporate selling, general and administrative expense contributed to the increase in operating income.

Segment Financial Results (with reconciliation to Net (loss) income)

	Three months ended April 30		Six months ended April 30
(thousands of U.S. dollars, except per share amounts)	2011	2010	2011	2010
Revenues
Medical Isotopes	$27,574	$10,167	$56,981	$17,936
Targeted Therapies	15,359	13,605	32,164	27,214
Sterilization Technologies	25,325	27,992	44,075	47,307
Consolidated segment revenues from continuing operations	$68,258	$51,764	$133,220	$92,457

Segment earnings (loss)
Medical Isotopes	$9,738	$(96)	$22,148	$(1,347)
Targeted Therapies	3,550	1,870	8,322	5,632
Sterilization Technologies	9,685	13,396	16,349	21,398
Corporate and Other	(7,797)	(37,314)	(8,991)	(49,602)
Total segment earnings (loss)	$15,176	$(22,144)	$37,828	$(23,919)

Depreciation and amortization	5,346	8,231	10,579	14,646
Gain on sale of investment	(1,691)	-	(1,691)	-
Restructuring charges, net	843	17,766	535	51,443
AECL arbitration and legal costs	2,973	1,122	6,579	1,509
Impairment of long-lived assets	-	1,371	-	1,371
Change in fair value of embedded derivatives	(701)	(1,580)	(19,316)	(3,304)
Consolidated operating income (loss) from continuing operations	$8,406	$(49,054)	$41,142	$(89,584)

Net interest income	2,245	1,119	3,722	1,644
Equity loss	-	(523)	(128)	(598)
Income tax expense	(3,838)	(519)	(12,426)	(994)
Loss from discontinued operations net of income taxes	(14,291)	(40,794)	(18,243)	(143,086)
Net (loss) income	$(7,478)	$(89,771)	$14,067	$(232,618)

Medical Isotopes
Medical Isotopes revenue of $27.6 million in the second quarter 2011 increased by $17.4 million or 171% compared to the second quarter 2010. Reactor isotopes revenue was $21.9 million and cyclotron isotopes revenue was $5.7 million this quarter, compared to $3.6 million and $6.6 million, respectively, in the same period of the prior year.

The year-over year increase in reactor isotopes revenue was primarily due to the NRU reactor resuming operations in August 2010 after a 15-month shutdown. Cyclotron  isotopes revenue decreased in the second quarter 2011 compared to same period in 2010 as thallium-201, used as a substitute for Mo-99, declined due to the availability of Mo-99 following the restart of the NRU reactor.

Targeted Therapies
Targeted Therapies revenue of $15.4 million in the second quarter 2011 increased by $1.8 million or 13% compared to the second quarter 2010. The increase was driven by continued strong performance of TheraSphere®. TheraSphere® revenue was $11.2 million in the second quarter 2011, up $3.6 million or 47% compared to the second quarter 2010.

Nordion’s manufacturing activities for CardioGen-82 contributed nominal revenue in the second quarter 2011 due to a manufacturing interruption that started early this quarter.

Sterilization Technologies
Sterilization Technologies revenue of $25.3 million in the second quarter 2011 decreased by $2.7 million or 10% compared to the second quarter 2010. Revenue from cobalt sales were $19.6 million in the second quarter, down $8.0 million or 29% compared to the second quarter 2010. The decrease in segment revenue was partially offset by a shipment of a production irradiator.

Corporate and Other
Corporate and Other recorded a loss of $7.8 million in the second quarter 2011, down $29.5 million or 79% compared to the second quarter 2010 as Nordion has substantially completed its strategic repositioning activities. Corporate selling, general and administrative expenses were $3.1 million. Other expenses, net of $4.2 million were recorded during the quarter, including a foreign exchange loss of $4.5 million.

Discontinued Operations
Nordion recorded a loss from discontinued operations, net of income taxes of $14.3 million in the second quarter 2011, down $26.5 million or 65% compared to the second quarter 2010. The loss from discontinued operations in the second quarter 2011 resulted from the sale of MDS Nordion S.A., Nordion’s Belgium operations, and certain tax adjustments and settlements relating to the discontinued operations of MDS Pharma Services and MDS Analytical Technologies.

Outlook Summary (for a more detailed Outlook please refer to Nordion’s second quarter fiscal 2011 Management Discussion &Analysis)

Medical Isotopes
Due to the planned NRU reactor maintenance and inspection shutdown, expected by the Atomic Energy Canada Limited to be 33 days in duration starting from May 15, 2011, Nordion expects Q3 2011 reactor isotopes revenue to be significantly below Q2 2011 reactor isotopes revenue. If the NRU reactor restarts as planned on June 17, 2011, Nordion expects Mo-99 supply to be available for customers beginning the week of June 20, 2011.

Nordion continues to work with existing customers and potential new customers to secure additional sales of medical isotopes and increase global market share of Mo-99.

Moly-99 from Russia’s Isotope
In addition to not receiving back-up supply from Isotope during the current NRU shutdown, Nordion has reduced its overall forecast of Mo-99 supply quantities that the Company expects to receive from Isotope during the life of the current contract. Initial quantities supplied are expected to be at lower levels than previously forecasted, and the ramp up to full production levels is anticipated to take longer than expected. In addition, Nordion expects Isotope to reach its full currently planned production capacity prior to 2016. While the current estimate of supply levels from Isotope is lower than previously estimated, Nordion continues to believe that Isotope can be a significant component of the Company’s supply chain in the future.

Targeted Therapies
For the full year of 2011, Nordion expects TheraSphere® to grow at or above the 40% growth rate experienced in 2010.

The ongoing issue with a third party supplied component for CardioGen-82™ is expected to continue to impact financial results in the third quarter 2011 and possibly into the fourth quarter. Nordion expects to partially mitigate the financial impact of this issue through the sale of bulk Strontium-82 (Sr-82), the isotope used in the manufacturing of CardioGen-82™ generators. Sr-82 revenue is recorded under cyclotron isotopes revenue in the Medical Isotopes segment.

Sterilization Technologies
Nordion expects Co-60 shipments in the third and fourth quarters 2011 to be higher than the second quarter 2011. The Company continues to expect Co-60 volume for full fiscal 2011 to be approximately equal with fiscal 2010.

Credit Facility
Subsequent to the second quarter 2011, Nordion established a $75 million, three-year credit facility. Nordion plans to use the credit facility to reissue existing letters of credit, which would in turn release approximately
$20 million in restricted cash, to issue future letters of credit, and to provide an additional source of liquidity.

A full copy of Nordion’s second quarter 2011 Management’s Discussion and Analysis and the financial statements and notes (unaudited) can be downloaded at www.nordion.com/investors/financial_results.asp.

Conference Call
Nordion will hold a conference call on Wednesday, June 8, 2011 at 9:30 am ET to discuss its second quarter 2011 results. This call will be webcast live at www.nordion.com, and will be available after the call in archived format at www.nordion.com/investors/webcasts_and_presentations.asp. To participate, please dial 1-800-952-6845 (toll-free North America) or 1-416-695-7848 (International).

About Nordion Inc.
Nordion Inc. (TSX: NDN) (NYSE: NDZ) is a global specialty health science company that provides market-leading products used for the prevention, diagnosis and treatment of disease. We are a leading provider of medical isotopes, targeted therapies and sterilization technologies that benefit the lives of millions of people in more than 60 countries around the world. Our products are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. Nordion has more than 500 highly skilled employees in three locations. Find out more at www.nordion.com.

Caution Concerning Forward-Looking Statements
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including under applicable Canadian securities laws and the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. This document contains forward-looking statements including the strategy of the continuing businesses, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words “may”, “could”, “should”, “would”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “project”, “expect”, “intend”, “indicate”, “forecast”, “objective”, “optimistic”, and words and expressions of similar import, are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: management of operational risks; our ability to secure a reliable supply of raw materials, particularly cobalt and critical medical isotopes; the effects of competition in the markets in which we operate; our ability to manage long-term supply commitments; our reliance on one customer for the majority of our sales of medical isotopes; our ability to maintain regulatory approval for the manufacturing, distribution and sale of our products; the strength of the global economy, in particular the economies of Canada, the U.S., the European Union, Asia, and the other countries in which we conduct business; the stability of global equity markets; assets and liabilities that we retained from the businesses sold; obligations retained and projected adjustments thereto; successful implementation of structural changes, including restructuring plans; our ability to complete other strategic transactions and to execute them successfully; our ability to negotiate future credit agreements, which may or may not be on terms favorable to us; the impact of the movement of the U.S. dollar relative to other currencies, particularly the Canadian dollar and the euro; changes in interest rates in Canada, the U.S., and elsewhere; the timing and technological advancement of new products introduced by us or by our competitors; our ability to manage our research and development; the impact of changes in laws, trade policies and regulations including health care reform, and enforcement thereof; regulatory actions; judicial judgments and legal proceedings, including legal proceedings described in this document; our ability to maintain adequate insurance; our ability to successfully realign our organization, resources and processes; our ability to retain key personnel; our ability to have continued and uninterrupted performance of our information technology and financial systems; our ability to compete effectively; the risk of environmental liabilities; new accounting standards that impact the policies we use to report our financial condition and results of operations; uncertainties associated with critical accounting assumptions and estimates; the possible impact on our businesses from third-party special interest groups; our ability to negotiate and maintain collective-bargaining agreements for certain of our employees; natural disasters; public health emergencies and pandemics; international conflicts and other developments including those relating to terrorism; other risk factors described in section 5 of our AIF; and our success in anticipating and managing these risks.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf, except as required by law.

CONTACTS:
INVESTORS:
Ana Raman
(613) 595-4580
investor.relations@nordion.com

MEDIA:
Tamra Benjamin
(613) 592-3400 x 1022
tamra.benjamin@nordion.com

SOURCE: Nordion